SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 ______________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com April 26, 2021

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ATTN:	Nasreen Mohammed
Lyn Shenk
Cara Wirth
Lilyanna Peyser

Division of Corporation Finance

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U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE:	Crescent Acquisition Corp

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed March 30, 2021

File No. 001-38825

Dear Mses. Mohammed, Shenk, Wirth and Peyser:

Set forth below are the responses of Crescent Acquisition Corp (the “Company,” “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated April 19, 2021 (the “Comment Letter”) concerning Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 30, 2021 (the “Proxy Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Company is evaluating the recent Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, dated April 12, 2021. As a result, the Company is filing the Revised Proxy Statement without the consent or report of its independent registered accounting firm, WithumSmith+Brown, PC, and will file another amendment to the Preliminary Proxy Statement on Schedule 14A with such consent and report.

U.S. Securities and Exchange Commission

April 26, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, for your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Revised Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Revised Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 30, 2021

LiveVox’ Business, page 38

1.

We note various statements in LiveVox’s revised business section that reference LiveVox’s position to capture a “disproportionate” amount of growth, its position as a “leading” cloud-based contact center, its ability to enable a “simpler, more cost-efficient deployment and scaling when compared to competing solutions,” its “high visibility into future periods,” and “strong sales efficiency.” Please provide additional support for these statements.

RESPONSE: In response to the Staff’s comments, the Company revised its disclosures on pages 13, 38, 39, 41, 43, 44, 234, 236, 238, 239 and 250.

Background of the Business Combination, page 170

2.

We note your response to prior comment 7. Please revise to quantify the change in valuation of LiveVox, based on the initial valuation in October 2020, compared to any changes as a result of the valuation of Five9, and the public company comparables. Please also revise to further explain the “meaningful spread” in valuation between LiveVox and the public comparables that resulted in the decreased valuation.

RESPONSE: In response to the Staff’s comments, the Company revised its disclosures on page 177.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination Attractive Valuation, page 180

3.

We note your response to prior comment 9 and your revised disclosure regarding LiveVox’s attractive valuation. In determining LiveVox’s attractive valuation, we note that your board relied on the valuation of LiveVox compared to the average of the “public company comparable set” and LiveVox’s KPIs. Please disclose the public company comparable set and the KPIs that the board reviewed in recommending the transaction. To the extent the board considered the information in the Investor Presentation posted on your website, dated January 13, 2021, please state as much and include a summary of the relevant information.

RESPONSE: In response to the Staff’s comments, the Company revised its disclosures on page 180.

Furthermore, the Company respectfully advises the Staff that, although the Investor Presentation posted on our website, dated January 13, 2021, was available to the Board as part of the overall mix of material that it looked at in connection with the Business Combination, the Board focused its financial analysis on the KPIs disclosed.

U.S. Securities and Exchange Commission

April 26, 2021

Key Operating and Non-GAAP Financial Performance Metrics, page 254

4.

We note your revised disclosure in response to prior comment 12. You state that LTM Net Revenue Retention Rate is calculated by calculating monthly recurring revenue by month by customer and then dividing the sum of monthly recurring revenue for the prior 12 months by the sum of monthly recurring revenue for such customers during the trailing twelve months for the period being presented. Please tell us why you calculate qualifying revenue by month and then sum the calculated monthly revenues, rather than calculating qualifying revenues for the entire measurement period. Please also clarify the meaning of the terms “prior 12 months” and “trailing twelve months” and confirm whether the measure includes customers who ceased using your services during the most recent period included in the calculation. Consider providing us an example calculation of this measure if you believe it would be helpful to our understanding of its calculation.

RESPONSE: In response to the Staff’s comments, the Company revised its disclosures on page 254.

Furthermore, the Company respectfully advises the Staff that customers who cease using LiveVox’s products during the most recent LTM period are included in the calculation, but new customers who begin using LiveVox’s products during the most recent LTM period are not included in the calculation. For example, LTM Net Revenue Retention for the 12-month period ending December 2020 includes recurring revenues from all customers for whom revenues were recognized in 2019 regardless of whether such customers increased, decreased, or stopped their use of LiveVox’s products during 2020 (i.e., old customers), but exclude all recurring revenues from all customers who began to use LiveVox’s services during 2020 (i.e., new customers).

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Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Todd M. Purdy

Crescent Acquisition Corp

cc:	Monica J. Shilling

Kirkland & Ellis LLP